October 31, 2013

SUBMITTED VIA EDGAR
Daniel L. Gordon
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-1090

RE: Ashford Hospitality Trust, Inc.
Form 10K
Filed March 1, 2013
File No. 001-31775

Form 10-Q
Filed August 7, 2013
File No. 01-31775

Dear Mr. Gordon:

Ashford Hospitality Trust, Inc. (the “Company” or “we”) has received the staff’s comment letter dated October 24, 2013 with respect to the reports referenced above. We respectfully submit the responses below to your comment letter. To facilitate your review, the comments of the staff have been set forth in italics and are followed by our responses.

Form 10-K for the year ended December 31, 2012

Non-GAAP Financial Measures, page 51

1.
We note that you have excluded impairment charges from EBITDA, but your narrative on page 51 indicates that impairment charges should be a reconciling item to calculate Adjusted EBITDA. Please advise, and in your response, tell us what consideration you gave to Question 103.01 of the Compliance and Disclosure Interpretations: Non-GAAP Measures which can be found at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please also revise your disclosure to explain the “various other items” that are excluded from Adjusted EBITDA, including a discussion of why their exclusion results in a measure that is useful to shareholders. Refer to Item10(e)(1)(i)(C).

We concur that impairment charges should not be excluded from EBITDA. We will reflect impairment charges as a reconciling item to calculate Adjusted EBITDA in all future filings beginning with the September 30, 2013 Form 10-Q. We previously excluded impairment charges from our EBITDA calculation as it was an exclusion permitted by our credit facility covenants.

We will revise our future disclosures to explain each of the items that we have excluded from Adjusted EBITDA for all periods presented. Management believes it is important to shareholders to present supplemental information that allows them to compare our core operations from period to period in addition to net income and EBITDA. When determining what items should be excluded from Adjusted EBITDA management considers whether the item is core to the Company’s continuing operations and if the charge is non-cash.

Consolidated Statements of Operations, page 57

2.
To the extent that other income remains a material line item on the consolidated statements of operations, please revise to separately state material amounts included within other income on the face of the statement of operations or in a note thereto. Refer to Rule 5-03.7 of Regulation S-X.

We confirm that to the extent that other income remains a material line item on the consolidated statements of operations we will separately state the material amounts either on the face of the statement of operations or in a note thereto.

Note 5. Investment in Unconsolidated Joint Ventures, page 69

3.
We note that you have a 71.74% interest in PIM Highland joint venture and that you have determined that the joint venture is a variable interest entity. It appears that you have determined that you are not the primary beneficiary because you do not have the power to direct the activities that most significantly impact the VIE’s economic performance. Please tell us which activities most significantly impact the VIE’s economic performance and tell us what happens if a vote on a significant matter is deadlocked. In addition please tell us if either party is required to consent to any significant activity of the entity or is there any contractual clauses that determine how to break a deadlock. For reference see ASC 810-10-25.

The following items were determined to be the key aspects that most significantly impact PIM Highland joint venture’s (“PIM”) economic performance:

•	Adjustments to room rates in order to drive occupancy and revenue per available room (RevPAR) to achieve budgeted results

•	Containment of costs to achieve the budgeted expense flows (i.e., proper operating margins)

•	Decisions regarding the hotel brand

•	Proper maintenance of the hotels as well as capital additions to maintain hotel competitiveness

•	Management of G&A costs

•	Selection/approval of the property manager

•	Selection/approval of the Administrative Member (“AM”)

•	Securing financing

•	Approval to sell the hotel investments

The executive committee of PIM is comprised of four members, two appointed by Ashford and two appointed by Ashford’s joint venture partner PRISA III.  The executive committee manages the affairs of PIM.  Decisions of the executive committee are made only with the approval of a majority of the committee representatives.  However, certain contractual provisions do control specific circumstances, as described below.
The PIM limited liability company agreement (the “PIM Agreement”) requires the executive committee and the company’s advisor (Ashford) to submit the operating budget, G&A budget and capital expenditure budget, which would cover capital improvements above those required by third party agreements, to the executive committee for approval. Once the budgets are approved, the property managers are required to implement these budgets. If subsequent budgets cannot be approved, the properties are to operate on the most recently approved budget adjusted for items approved by the executive committee or permitted adjustments (mainly deletion of non-recurring expenses, expenditures required under the management agreements, increased insurance costs, taxes, utility costs, debt service payments and CPI increases in G&A). If the operating budget or G&A budget are not approved, no payments or reimbursements to the members or their affiliates will be made by the company (except management fees and certain reimbursements consistent with the prior year’s budgets) until the budgets are approved. If the capital budget is not approved, only deposits into capital expenditure reserves and required expenditures; defined as, (i) expenditures to comply with laws, ordinances, orders, rules, regulations, or requirements of a governmental agency, (ii) taxes or assessments or insurance premiums, (iii) emergency expenditures, and (iv) payments under any recourse provisions of any PIM related loans) can be made. No capital expenditure can be made by PIM for a given year unless a capital expenditure budget has been approved unless the executive committee has specifically approved the capital expenditure or the capital expenditure is required by the applicable licensor.
Ashford and Remington Lodging & Hospitality LLC (“Remington”) must follow the budgets that are established by the EC and given the nature of the hotel industry and the restrictions placed on defaulting to the prior year budgets, could not operate the type of hotels owned by PIM for an extended period of time without receiving updated and approved budgets from the EC. The hotel industry is a very dynamic industry. Changes occur in the environment in which hotels operate on a daily basis, and owners of hotels have to quickly react to such changing environments (i.e., changes in competitors’ daily rates, specials, relationships with corporate clients, etc.) in order to maintain their share of the market. The owners of the hotels respond to these matters by actively managing the activities that most significantly impact a hotel’s performance.
The PIM Agreement specifically addresses decisions related to the property management agreements. PRISA III, after reasonable consultation with the executive committee, has sole authority to make elections, grant waivers of, exercise termination rights or otherwise enforce any provision of the property management agreements between Remington or its affiliates and the company or its subsidiaries.  If a property management agreement is terminated and the executive committee cannot agree on a replacement property manager within 15 days, then within five calendar days of the end of such 15 day period, the Ashford representatives are required to submit a list of four qualified property managers from which the PRISA III representatives must select a replacement property manager within five days of receiving the list. If the Ashford representatives fail to submit the list of qualified property managers, the PRISA III representatives are required to promptly select a replacement property manager.  If the Ashford representatives timely submit the list and the PRISA III representatives do not select a replacement property manager from the list, the Ashford representatives are required to promptly select a replacement property manager from the list.
The PIM Agreement also specifically addresses certain duties of Ashford, in its capacity as the administrative member. The executive committee has delegated the responsibility and authority for the day to day administration of the business and affairs of PIM to Ashford, and in that capacity, Ashford is required to act in accordance with the decisions, policies and procedures established by the executive committee and the PIM Agreement.  The executive committee can revoke the authority of Ashford to serve as the administrative member at any time in its sole discretion, in which case PRISA III will become the administrative member.  PRISA III, acting alone, has the right to revoke the authority of Ashford to serve as the administrative member following any breach of a material obligation by Ashford that remains uncured for the specified cure period.
Also, following the second anniversary of the PIM Agreement, which occurred on March 10, 2013, if the executive committee is unable to agree on a decision for more than 30 days following delivery of a written notice from any executive committee representative stating that a deadlock exists, either member may deliver a buy/sell notice and initiate the buy/sell provisions of the agreement. The buy/sell provision contains terms customary for real estate joint ventures and does not force one party to act on any particular item. It is a mechanism that allows one partner to offer to sell their interest in PIM to the other partner at fair value and if such an offer is not accepted, forces the other partner in PIM to sell its interest in PIM to the offering PIM partner.
As the executive committee is jointly controlled by Ashford and PRISA III, we considered the guidance included in ASC 810-10-25-43 regarding related parties and de facto agents. Ashford and PRISA III are not related parties as defined in ASC 850-10-20 as Ashford and PRISA III are not under common control, neither party controls or has significant influence over the activities of the other and there is no common management or significant ownership. Additionally, Ashford and PRISA III are not de facto agents with regard to the criteria included in ASC 810-10-25-43 a. through d.
Based on review of the PIM Agreement, including the provisions outlined above, and the applicable accounting guidance regarding consolidation, it is management’s position that Ashford does not have a controlling financial interest under the variable interest model. Rather, the executive committee controls the activities that most significantly impact PIM’s performance and the executive committee is jointly controlled by Ashford and PRISA III, which are not related parties or de facto agents of one another. Ashford does not have the authority to direct the activities that most significantly impact PIM’s performance. Ashford, in its administrative capacity, merely acts as an agent of the executive committee, obligated to follow the direction of the executive committee.
Form 10-Q for the quarter ended June 30, 2013

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

4.
Please tell us what consideration you gave to discussing the impact of the Ashford Hospitality Prime spinoff in the MD&A. Refer to Item 303(A)(3)(ii) of Regulation S-K and FR-72: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

The Company included information in the footnotes to its financial statements discussing the spin-off and stating that a Form 10 had been filed with the SEC. It also included various Ashford Prime financial information and metrics in its second quarter 2013 earnings release as well as hosting a conference call and providing slide presentations in an effort to be as transparent as possible to the effects of the spin-off to the Company. As a result, management believed it had fully disclosed the trends and uncertainties surrounding the spin-off. We will include a section in the MD&A of our September 30, 2013 Form 10-Q that discusses the spin-off.

We respectfully submit the foregoing for your consideration in response to your comment letter dated October 24, 2013. If you have any further questions concerning this filing, please contact me at (972) 778-9211.

Sincerely,

/S/ Mark L. Nunneley

Mark L. Nunneley
Chief Accounting Officer
Ashford Hospitality Trust, Inc.
14185 Dallas Parkway, Suite 1100
Dallas, TX 75254